Filed by: Bergen Brunswig Corporation. This
                                   Communication is filed pursuant to Rule 425
                                   under The Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                   Subject Company: Bergen Brunswig Corporation
                                   Commission File Number: 1-5110


FORWARD-LOOKING STATEMENTS

The following communications contain certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

ADDITIONAL INFORMATION

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000.

PARTICIPANTS IN SOLICITATION

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.

                         AMERISOURCE-BERGEN CORPORATION
                           MERGER HOTLINE/E-MAIL Q & A

AS OF 04/04/01

QUESTION
--------
What happens to 401k loan balances if we are laid off? Are all amounts due or would I be able to make payments?

ANSWER
------
Normally all amounts are due upon termination if you want to preserve the tax-deferral of your loan; however, in the past Merrill Lynch has allowed laid-off associates to make payments if paying everything back at once creates a hardship. If you are laid off while the 401k plan is with Merrill Lynch and if Merrill Lynch continues to grant this privilege in the event of hardship, then the answer is yes. Keep in mind however, that AmeriSource and Bergen have engaged AON Consulting to compare the benefits of AmeriSource and Bergen, including the 401k plans, and offer suggestions on best practices and alternative programs. If the 401k plans are merged and there is a new administrator that does not provide the privilege that has been provided by Merrill Lynch, then the answer would be no, you will not be allowed to make payments on loans following your termination date.


QUESTION
--------
Will there be an office open in Orange or in Orange County for sure?

ANSWER
------
Yes, there will be a West Coast management office located in Orange, California. As stated in the original associate q & a distributed on March 19, 2001, the day of the merger announcement, certain functions will remain in the west coast management center in Orange, California in order to provide the appropriate support and services to the new, larger organization.


QUESTION
--------
Does AmeriSource have a main frame computer?

ANSWER
------
AmeriSource does not have a main frame computer. However, they do have a host computer for centralized processing. Please keep in mind that no conclusions or assumptions should be made due to the fact that AmeriSource does not have a main frame computer. The application decision will dictate the processing platform.

QUESTION
--------
To hit the ground running, could the new company give a 60-day notice to close a distribution center the day the merger closes?

ANSWER
------
It is possible but not probable. As previously stated, any decision regarding where consolidation makes sense for the combined company is an ongoing process that will take time and input from a variety of sources, including associates, customers, suppliers and others to determine the most efficient and high quality distribution network. For legal and other important business reasons, Bergen and AmeriSource will continue to operate independently through their existing distribution networks until after the merger is consummated.


QUESTION
--------
Is there a formula that associates can use to estimate the value of different stock options and their estimated value after the close of the sale?

ANSWER
------
Yes, stock options are issued at market price. As the market price grows, having a stock option allows you to buy the stock at the issued price, even though the market price goes up. The value of a stock option is the difference between the option price and the market price times the number of shares.

Here is an example:
1.  1000 shares are issued at an option price of $15.00
2.  The value of the stock increases by 1/3 to $20.00 and 1000 shares are sold.
3.  $20.00 - $15.00 = $5.00
4.  $5.00 x 1000 shares = $5,000.00.  $5,000.00 would be the value of the transaction.

After the merger, the number of shares and the price would convert, but the concept would remain the same.
1.  1000 shares is multiplied by .37 and becomes 370 shares.
2.  $15.00 is divided by .37 and becomes $40.54.
3.  The value of the stock increases by 1/3 to $54.05 and 370 shares are sold.
4.  $54.04 - $40.54 = $13.51
5.  $13.51 x 370 shares = $5,000.00.  $5,000.00 would be the value of the transaction.

So, whether it is pre- or post-merger, stock options grow in value as the market price continues to rise above the option price.


QUESTION
--------
I currently have Bergen stock options that do not expire until 2005. When this merger is complete how will it affect the value?

ANSWER
------
Same answer as the previous question.

QUESTION
--------
Will the new company effect our year-end bonus?

ANSWER
------
As previously communicated, we do not anticipate the transaction closing until later in the summer, and as you know, our fiscal year runs through September, 2001. All bonuses (management bonus and REWARD) earned for fiscal year 2001 will be paid according to the terms and conditions of the BBC bonus plans.


QUESTION
--------
If we currently hold options that we had not planned on exercising, will they be reissued as ABC stock upon completion of the merger, or do we need to exercise them prior to completion of our merger? Will there be any changes in their expiration dates?

ANSWER
------
BBC stock options will be reissued as ABC stock options upon completion of the merger with the same expiration date that they currently have.


QUESTION
--------
If our position were eliminated through consolidation as a result of the merger, how would any BBC stock options we may hold be handled?

ANSWER
------
Each stock option grant is governed by the stock option plan it was granted under. Look at the grant date on your optionee statement. If you have multiple grants, look at each one. Available options that were granted before 1999 were granted under our 1989 plan and can be exercised up to 90 days after your termination date, because the 1989 stock option plan calls for that in the plan document. Options granted from 1999 forward were granted under the 1999 stock option plan and available options can be exercised up to 1 year after your termination date based on the description in the plan document. Stock option plan documents for each plan were mailed the first time you received a grant under that plan. If you would like to review the document that governs your stock options and cannot find your copy, please call Sandy Chou in the general office in Orange at ext. 6684.

QUESTION
--------
Currently the offer is .37 shares of AmeriSource for each share of Bergen or, Bergen is valued at 1/3 of AmeriSource. If this ratio changes because Bergen stock increases to where the ratio changes to 1/2 the value of AmeriSource, will the .37 figure change also?

ANSWER
------
The .37 exchange ratio only reflects the relative number of BBC shares for each AmeriSource share and does not mean that BBC is valued at approximately 1/3 of AmeriSource. In fact, Bergen Brunswig Shareowners will own 49% of the combined company representing an equity market valuation approximately equaling that of AmeriSource. One thing to keep in mind when looking at the .37 exchange ratio is that the number of shares outstanding for BBC is approximately 2.6 times the number of shares that AmeriSource has outstanding. If you multiply the number of shares outstanding by the price per share of each of the two companies, you will see that the market capitalization of the two companies is comparable.

The ratio of .37 AmeriSource shares for each BBC share is fixed, as stated in the merger agreement between the two companies. The conversion to new company stock will be at the .37 ratio regardless of either company's stock price at the time of the close.



QUESTION
--------
I have stock options with an option price of $7.50 per share and let's say I have 1000 shares. With the pending merger, how does the exchange work with options, when ABC Company is formed?

ANSWER
------
You multiply the number of shares by .37 and divide the price by .37.

If you have 1000 shares at a price of $7.50 per share, you would multiply 1000 by .37, which would equal 370, and you would divide $7.50 by .37 which would equal $20.27.

Your 1000 shares at $7.50 per share of BBC stock would convert to 370 shares at $20.27 per share of ABC Company stock.


QUESTION
--------
Does AmeriSource have a REWARD or profit sharing program for associates who are not in management?

ANSWER
------
AmeriSource has a bonus program that is paid at the end of their fiscal year (9/30/01 - the same as BBC's). Bonuses are not restricted to management personnel. Company performance as well as personal performance and contribution are considered in bonuses. Generally speaking, bonus criteria are set at the beginning of the fiscal year. However, AmeriSource has a long-standing history of awarding bonuses for special contributions. A perfect example would be special bonuses for exemplary work done in conjunction with their recent reorganization efforts. AmeriSource has a separate sales bonus program.

QUESTION
--------
If you have a loan (s) with the 401k (PIRA) and you are laid-off, how is this addressed? Do you have to pay the loans in cash or are they deducted from the money you have in your 401k account?

ANSWER
------
You have choices. If you do not repay the loan, the loan is considered to be converted to a distribution to you and it becomes taxable income. If you make that choice, you may be subject to an early withdrawal penalty if you are under age 59 1/2. If you repay the loan, the tax-deferral continues to be preserved for the amount you repay. (ALSO - Please see the first question and answer as of 4/4/01 for additional information regarding 401k loans and termination.)


QUESTION
--------
Does AmeriSource have a 401k (PIRA) program?  Is it with Merrill Lynch?

ANSWER
------
AmeriSource has a 401k-type defined contribution retirement plan, which is what PIRA PLUS is. AmeriSource's administrator is Fidelity Investments, not Merrill Lynch.


QUESTION
--------
Will the salary increases planned for October 2001 still take place? These would be for exempt associates.

ANSWER
------
No changes to our salary increase cycle have been made at this time; therefore salary increases planned for October 2001 will take place. If changes were to occur, the changes would be communicated to all associates in a timely manner.


QUESTION
--------
If my BBC job is eliminated, will I have to move my 401k funds?

ANSWER
------
No, you would not have to move your 401k funds. You actually will have the option to keep your funds in the 401k plan, transfer the funds to an IRA, or eventually transfer the funds to a new employer's plan.


QUESTION
--------
Why did Brent Martini recently sell so many shares of his Class A stock? Some employees sense a lack of confidence in the new combined company.

ANSWER
------
It has always been the Company's practice not to comment on any individual's personal decision to trade (buy or sell) in securities of the Company.

QUESTION
--------
Does the AmeriSource sales team have company vehicles? If not, what thoughts have been given to eliminating the BBC fleet?

ANSWER
------
Within the last year, AmeriSource has transitioned from company vehicles to Runzheimer. As you know, Bergen has done just the opposite, transitioning from Runzheimer to company vehicles. No discussions have taken place; therefore no decisions have been made, regarding how the new company will handle sales team company vehicles/auto allowance.


QUESTION
--------
Are you still using the xtreme site for any updated information? What Internet sites are available for more information besides the Intranet site?

ANSWER
------
The xtreme site on the TAO bulletin board was used for the initial dissemination of information regarding the merger. As of Thursday, March 29, 2001, information regarding the merger can be found on the BBC Intranet; we are no longer using the xtreme site on the TAO bulletin board. As far as other Internet sites, you may always go to the BBC web site and the AmeriSource web site.


QUESTION
--------
I would like to not use my vacation time before a final announcement regarding the merger is made. Payment of accrued vacation hours would be very important if my job were eliminated. Has a policy for carrying over vacation hours been determined in case the merger is not completed?

ANSWER
------
We have not made a decision as to the carry over of vacation hours from calendar 2001 to calendar 2002. As the merger process progresses over the next few months we will consider the need to allow carry over of vacation, over and above what the vacation policy currently allows. We encourage associates to follow through with their planned vacations.


QUESTION
--------
I have not been at Bergen for a year. Would I get any severance if I get laid off?

ANSWER
------
Yes.  The minimum severance is six (6) weeks' pay.

QUESTION
--------
I have a question in reference to the following statement within the severance plan from the Hotline Q & A published on the intranet on March 29, 2001: "In the event of a merger/acquisition, and/or division closure that results in job elimination, or as required by law, a minimum of two (2) months' notice will be given or pay in lieu of notice." Does this mean that it is possible that we may be given two (2) months' notice and not receive severance pay?

ANSWER
------
"A minimum of two (2) months' notice will be given or pay in lieu of notice", means that if we do not give an associate a minimum of two months' notice we will pay the associate to make up the difference between two months and the amount of notice given. This pay would be in addition to the severance pay the associate is due. For example:

Based on years of service, an associate is due ten weeks' severance pay. If the company were only able to give the associate one month's notice prior to their job being eliminated, the associate would receive one month's pay in addition to the ten weeks' severance.


QUESTION
--------
I have only been with the company less than a year. Assume I was released and signed the standard release letter. How many weeks of severance pay do I get?

ANSWER
------
The minimum severance is six (6) weeks' pay.



REQUIRED SECURITIES ACT LEGENDS

Forward-Looking Statements
--------------------------

The foregoing communication contains certain "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may vary materially from the expectations contained in the forward-looking statements. The forward-looking statements herein include statements addressing future financial and operating results of AmeriSource and Bergen Brunswig and the timing, benefits and other aspects of the proposed merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the transaction; failure of the stockholders of AmeriSource and Bergen Brunswig to approve the merger; the risk that the businesses of AmeriSource and Bergen Brunswig will not be integrated successfully; failure to obtain and retain expected synergies; and other economic, business, competitive and/or regulatory factors affecting the businesses of AmeriSource and Bergen Brunswig generally. More detailed information about these factors is set forth in AmeriSource's and Bergen Brunswig's filings with the Securities and Exchange Commission, including each of their Annual Reports on Form 10-K for fiscal 2000 and their most recent quarterly reports on Form 10-Q. AmeriSource and Bergen Brunswig are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

Additional Information
----------------------

In connection with their proposed merger, AmeriSource and Bergen Brunswig will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by AmeriSource and Bergen Brunswig at the Securities and Exchange Commission's web site at www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained for free from AmeriSource or from Bergen Brunswig by directing such request to AmeriSource Health Corporation, General Counsel, 1300 Morris Drive, Suite 100, Chesterbrook, Pennsylvania 19087-5594, Telephone:
(610) 727-7000; or to Bergen Brunswig Corporation, Attention: Corporate Secretary, 4000 Metropolitan Drive, Orange, California 92868-3510, Telephone:
(714) 385-4000.

Participants in Solicitation
----------------------------

AmeriSource and Bergen Brunswig and their respective directors, executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders in connection with the proposed merger. Information concerning AmeriSource's participants in the solicitation is set forth in AmeriSource's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001, and information concerning Bergen Brunswig's participants in the solicitation is set forth in Bergen Brunswig's Current Report on Form 8-K filed with the Securities and Exchange Commission on March 19, 2001.